SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

Y2745C102

(CUSIP Number)

Georgina Sousa
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
+1 (441) 295-4705

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102	Page 2 of 12

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 8,838,096 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 8,838,096 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 8,838,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	19.4%**
14	Type of Reporting Person	CO

*     Golar LNG Limited also owns 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person also owns a 2.0% general partner interest in Golar LNG Partners LP.

**   Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013.

CUSIP No. Y2745C102	Page 3 of 12

1	Name of Reporting Person World Shipholding Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Liberia
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 8,838,096 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 8,838,096 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 8,838,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	19.4%**
14	Type of Reporting Person	HC, CO

*      World Shipholding Limited, the company that is the main shareholder of Golar LNG Limited, is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Golar LNG Limited, for the benefit of his immediate family (the "Trust"), and may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**    Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013.

CUSIP No. Y2745C102	Page 4 of 12

1	Name of Reporting Person Greenwich Holdings Ltd.
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 8,838,096 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 8,838,096 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 8,838,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	19.4%**
14	Type of Reporting Person	HC, CO

*     Greenwich Holdings Ltd., the company that is the sole shareholder of World Shipholding Limited and is indirectly controlled by the Trust, may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**   Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013.

CUSIP No. Y2745C102	Page 5 of 12

1	Name of Reporting Person John Fredriksen
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 8,838,096 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 8,838,096 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 8,838,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	19.4%**
14	Type of Reporting Person	IN

*      Mr. Fredriksen may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**    Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013.

CUSIP No. Y2745C102	Page 6 of 12

1	Name of Reporting Person C.K. Limited
2	Check the appropriate box if a member of a group*	(a) ☑ (b) ☐
3	SEC use only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 8,838,096 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 8,838,096 common units*
11	Aggregate Amount Beneficially Owned by each Reporting Person: 8,838,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	19.4%**
14	Type of Reporting Person	OO

*    C.K. Limited, which is the trustee of the Trust and indirectly controls World Shipholding Limited and Greenwich Holdings Ltd., may also be deemed to beneficially own 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person is also the indirect beneficial owner of the 2.0% general partner interest in Golar LNG Partners LP.

**  Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013.

CUSIP No. Y2745C102	Page 7 of 12

SCHEDULE 13D

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 3 to Schedule 13D (this "Statement") to report that Golar LNG Limited ("Golar LNG Limited"), one of the Reporting Persons, sold 3,400,000 common units representing limited partnership interests (each, a "Common Unit") of Golar LNG Partners LP (the "Partnership") in an underwritten public offering in which the Partnership issued and sold an additional 5,100,000 Common Units.

Due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Partnership by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the Common Units. The address of the principal executive offices of the Partnership is:

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda

Item 2.  Identity and Background

(a., b., c. and f.) This Statement is being filed on behalf of: (i) Golar LNG Limited, a Bermuda corporation a limited company organized under the laws of Bermuda, which is the record holder of approximately 19.4% of the Partnership's Common Units and 100.0% of the Partnership's subordinated units representing limited partner interests, based on the number of Common Units and subordinated units (as applicable) outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013; (ii) World Shipholding Ltd. ("World Shipholding"), a limited company organized under the laws of Liberia; (iii) Greenwich Holdings Ltd., a Cyprus holding company ("Greenwich"); (iv) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen") and (v) C.K. Limited, a Jersey company ("C.K. Limited") (collectively, the "Reporting Persons").

The total Common Units reported as beneficially owned by each of World Shipholding, Greenwich, Mr. Fredriksen and C.K. Limited include the Common Units reported as beneficially owned by Golar LNG Limited.  As of December 16, 2013, World Shipholding beneficially owned 36,755,080 common shares of Golar LNG Limited, representing 45.6% of the common shares of Golar LNG Limited then outstanding.  As such, World Shipholding may be deemed to share beneficial ownership of the Common Units beneficially owned by Golar LNG Limited, but disclaims such beneficial ownership to the extent such beneficial ownership exceeds its pecuniary interest.  Greenwich is the sole shareholder of World Shipholding.  Mr. Fredriksen may be deemed to beneficially own the Common Units through his indirect influence over World Shipholding and Greenwich, the shares of which are held in the Trust, the trustee of which is C.K. Limited. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the Common Units except to the extent of his voting and dispositive interests in such Common Units.  Mr. Fredriksen has no pecuniary interest in the Common Units.

(i) The address of Golar LNG Limited's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Golar LNG Limited is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units through its subsidiaries and the development of natural gas liquefaction projects.

CUSIP No. Y2745C102	Page 8 of 12

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Golar LNG Limited is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golar LNG Limited. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen	Chairman and President
Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.  Mr. Fredriksen is also the Chairman, President and Director of Frontline Ltd. and Seadrill Limited. Mr. Fredriksen also serves as a director of Golden Ocean Group Limited.  Mr. Fredriksen is a citizen of Cyprus.

Tor Olav Trøim	Director
Mr. Trøim's principal business address is c/o Seadrill Limited, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Mr. Trøim also serves as the Chairman of the board of directors of Golar LNG Partners LP., Independent Tanker Corporation Ltd., and he is a director of Seadrill Limited, Golden Ocean Group Ltd., Golden State Petro (IOM I-A) Plc, Archer Limited and as an alternate director of Frontline. Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of Frontline Ltd., Seadrill Limited, Ship Finance International Limited, Knightsbridge Tankers Limited, Golden Ocean Group Limited, Independent Tankers Corporation, North Atlantic Drilling Limited and Seadrill Partners LLC. Ms. Blankenship is a citizen of the United Kingdom.

Georgina Sousa	Director	Ms.Sousa's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Sousa is a citizen of the United Kingdom.

Hans Petter Aas	Director	Mr. Aas is a director of Ship Finance International Limited and Knutsen Offshore Tanker Co ASA and is a director of the Norwegian Export Credit Guaranty Institute. Mr. Aas is a citizen of Norway.

Doug Arnell	Chief Executive Officer of Golar Management Limited.	Mr. Arnell is a citizen of Canada..

Brian Tienzo	Chief Financial Officer of Golar Management Limited.	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Wilhelmsen	Mr, Dahl is a citizen of Norway.

Hugo Skar	Vice President of Project Management	Mr. Skar is a citizen of Norway.

CUSIP No. Y2745C102	Page 9 of 12

(ii) The address of World Shipholding's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of World Shipholding is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of World Shipholding's director is set forth below. World Shipholding does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Seatankers Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.

(v) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

Chris Bunt	Director	Mr. Bunt's principal business address 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

CUSIP No. Y2745C102	Page 10 of 12

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

There are no material changes from the Schedule 13D/A filed with the U.S Securities and Exchange Commission (the "Commission") on March 6, 2013.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on March 6, 2013.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of common units beneficially owned by the Reporting Persons (on the basis of a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on December 9, 2013, are as follows:

Golar LNG Limited
a)	Amount beneficially owned: 8,838,096	Percentage: 19.4%
b)	Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 8,838,096
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 8,838,096

CUSIP No. Y2745C102	Page 11 of 12

World Shipholding
a)	Amount beneficially owned: 8,838,096	Percentage: 19.4%
b)	Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 8,838,096
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 8,838,096

Greenwich
a)	Amount beneficially owned: 8,838,096	Percentage: 19.4%
b)	Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 8,838,096
iii.	Sole power to dispose or to direct the disposition of: 0
iv.	Shared power to dispose or to direct the disposition of: 8,838,096

Fredriksen
a)	Amount beneficially owned: 8,838,096	Percentage: 19.4%
b)	Number of Common Units to which the Reporting Person has:
i.	Sole power to vote or to direct the vote: 0
ii.	Shared power to vote or to direct the vote: 8,838,096
iii.	Sole power to dispose or to direct the disposition of: 0
v.	Shared power to dispose or to direct the disposition of: 8,838,096

C.K. Limited
a)	Amount beneficially owned: 8,838,096	Percentage: 19.4%
b)    Number of Common Units to which the Reporting Person has:
iv.	Sole power to vote or to direct the vote: 0
v.	Shared power to vote or to direct the vote: 8,838,096
vi.	Sole power to dispose or to direct the disposition of: 0
vii.	Shared power to dispose or to direct the disposition of: 8,838,096

(c.) To the best knowledge of the Reporting Persons, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

CUSIP No. Y2745C102	Page 12 of 12

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 11, 2013, Golar LNG Limited sold 3,400,000 Common Units in an underwritten public offering pursuant to an underwriting agreement dated December 5, 2013, among Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC, the Partnership, Golar GP LLC, Golar Partners Operating LLC and Golar LNG Limited (the "Underwriting Agreement").  The Underwriting Agreement is incorporated by reference in Exhibit D.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on March 6, 2013.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.*

Exhibit B
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of April 13, 2011 (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on April 27, 2012).

Exhibit C
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of December 13, 2012 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on January 11, 2013).

Exhibit D
Unit Purchase Agreement dated July 10, 2012 (incorporated by reference to Exhibit C of the Schedule 13D/A of the Reporting Persons that was filed with the Securities and Exchange Commission on November 21, 2012).

Exhibit E
Unit Purchase Agreement dated November 1, 2012 (incorporated by reference to Exhibit D of the Schedule 13D/A of the Reporting Persons that was filed with the Securities and Exchange Commission on November 21, 2012).

Exhibit F
Unit Purchase Agreement dated January 30, 2013 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on February 5, 2013).

Exhibit G
Underwriting Agreement dated December 5, 2013 (incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K of Golar LNG Partners LP that was filed with the Securities and Exchange Commission on December 10, 2013).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 22, 2014

GOLAR LNG LIMTED

By:	/s/ Doug Arnell
Name:	Doug Arnell
Title:	Principal Executive Offier

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen*

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

*The Reporting Person disclaims beneficial ownership in the Common Units reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the Common Units reported herein.

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the securities of Golar LNG Partners LP to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

January 22, 2014

GOLAR LNG LIMTED

By:	/s/ Doug Arnell
Name:	Doug Arnell
Title:	Principal Executive Offier

WORLD SHIPHOLDING LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS, LTD.

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director

/s/ John Fredriksen
John Fredriksen

C.K. LIMITED

By:	/s/ Demetrios Antoniou Hannas
Name:	Demetrios Antoniou Hannas
Title:	Director